Item 1
ICICI Limited

Public Notice

                         ICICI SAFETY BONDS - JUNE 2001


    PUBLIC ISSUE OF UNSECURED REDEEMABLE BONDS IN THE NATURE OF DEBENTURES AGGREGATING RS. 400 CRORE WITH A RIGHT TO RETAIN OVERSUBSCRIPTION UP TO
                                 RS. 400 CRORE


NOTICE is hereby given that Commerzbank A.G. has filed a criminal complaint against ICICI and its Working Directors (including a former Deputy Managing Director) and The Arvind Mills Limited and two of its Directors, and some of their other officers before the Court of Metropolitan Magistrate (Court No.18) at Ahmedabad on June 6, 2001. The complaint has been filed under Sections 409, 421 and 424 read with Section 120B of the Indian Penal Code. No amount has been claimed in the complaint. The complaint has been posted for hearing on July 18, 2001.

The transactions forming the basis of the aforesaid criminal complaint are also subject matter of a claim filed by the complainant (and another) in the High Court of Justice (Chancery Division) at London, the details and implications of which have already been fully disclosed in the Prospectus dated May 29, 2001, under the headings "Risk Factors", "Outstanding Litigation/Criminal Prosecution, Defaults and Material Developments" and "Auditors Report - Annexure A - Notes to Statement of Assets & Liabilities", ICICI has denied all the claims of the Complainant before the High Court of Justice at London, and is currently defending the claims there. ICICI will be contesting the criminal complaint as not maintainable.


                                                               For ICICI Limited

                                                                   Sd/-

Place:    Mumbai                                                    Jyotin Mehta
Date :    June 14, 2001                      General Manager & Company Secretary

o "ICICI Safety Bonds" is a Brand name and does not reflect any safety mechanism.


Except for the historical information contained herein, statements in this notice which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

END